FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 06 June, 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




         International Power to Pursue US Delisting and Deregistration

(London - 6 June 2007) International Power today announces that it intends to pursue a delisting from the New York Stock Exchange ("NYSE") and deregistration under the US Securities Exchange Act of 1934, with the aim of reducing compliance costs.

International Power has American Depositary Shares, evidenced by American Depositary Receipts ("ADRs"), listed on the NYSE. Each ADR represents ten ordinary shares. In 2006, the volume of trading of ADR's was below 1% of the volume of trading of ordinary shares on the London Stock Exchange.

Subsequent to its deregistration, International Power intends to maintain its ADR facility with The Bank of New York as a Level I programme. This means that International Power's ADRs will be traded on the over-the-counter ("OTC") market. International Power's ordinary shares will continue to trade on the London Stock Exchange.

International Power is committed to maintaining the highest standards of corporate governance and will continue to be subject to comprehensive UK reporting and governance requirements. It will continue to publish its Annual Report and Accounts, and other announcements and communications to shareholders on its website at www.ipplc.com.



For further information please contact:

International Power

Investor Contact:                       Media Contact:
James Flanagan                          Beth Akers
Telephone: +44 (0)20 7320 8869          Telephone: +44 (0)20 7320 8622



About International Power

International Power plc is a leading independent electricity generating company with 18,375 MW (net) in operation and 312 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, France, Germany, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com






                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary